March 19, 2007

Room 4561

Mr. Brian May
Finance Director
Bunzl PLC
110 Park Street
London, England W1K 6NX

   Re: **Bunzl PLC**
      Form 20-F for the Fiscal Year Ended December 31, 2005
      Filed April 28, 2006
      Form 6-K Filed August 29, 2006
      File No. 001-14868

Dear Mr. May:

   We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

          Sincerely,

          Brad Skinner
          Accounting Branch Chief